Sub-Item 77M: Mergers

Effective July 28, 2017, the Goldman Sachs Focused Growth Fund (the "Acquired Fund") was reorganized with and into the Goldman Sachs
Concentrated Growth Fund (the "Surviving Fund") and the Acquired
Fund transferred all of its assets and liabilities to the Surviving Fund in exchange for shares of beneficial interest of the Surviving Fund. The Acquired Fund was liquidated and terminated, and shareholders of the Acquired Fund became shareholders of the Surviving Fund.